FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of Corporate Financial & Accounting Group

Date: November 14, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and the six months ended September 30, 2008 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS

	September 30, 2008	March 31, 2008
	(Unaudited)
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥335,826	¥447,586
Short-term investments (Note 4)	222,023	147,503
Trade notes receivables	19,333	20,375
Trade accounts receivables	210,031	205,522
Less allowances for doubtful accounts and sales returns	(4,557)	(4,352)
Inventories (Note 5)	217,255	205,212
Deferred income taxes	40,346	41,244
Other current assets	59,349	55,135

Total current assets	1,099,606	1,118,225

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	20,380	16,753
Securities and other investments (Note 4)	425,181	437,369

Total investments and advances	445,561	454,122

Property, plant and equipment (Note 6):
Land	59,743	57,155
Buildings	293,650	274,206
Machinery and equipment	737,395	718,812
Construction in progress	7,415	17,920
Less accumulated depreciation	(803,454)	(782,194)

Total property, plant and equipment	294,749	285,899

Goodwill (Note 3)	59,642	39,794
Intangible assets	43,686	29,829
Other assets	47,071	48,877

Total assets	¥1,990,315	¥1,976,746

CONSOLIDATED BALANCE SHEETS—(Continued)

	September 30, 2008	March 31, 2008
	(Unaudited)
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥6,305	¥7,279
Current portion of long-term debt (Note 6)	3,284	3,432
Trade notes and accounts payable	100,277	95,390
Other notes and accounts payable	59,678	66,757
Accrued payroll and bonus	45,713	43,207
Accrued income taxes	20,015	27,118
Other accrued liabilities	35,411	32,815
Other current liabilities	26,454	25,684

Total current liabilities	297,137	301,682

Non-current liabilities:
Long-term debt (Note 6)	6,369	8,298
Accrued pension and severance liabilities	14,849	15,041
Deferred income taxes	109,326	118,016
Other non-current liabilities	17,230	17,542

Total non-current liabilities	147,774	158,897

Total liabilities	444,911	460,579

Minority interests in subsidiaries	66,563	65,002

Commitments and contingencies (Note 8)

Stockholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	163,082	162,864
Retained earnings (Note 9)	1,177,181	1,143,821
Accumulated other comprehensive income (Notes 7 and 9)	35,445	44,066
Treasury stock, at cost	(12,570)	(15,289)

Total stockholders’ equity	1,478,841	1,451,165

Total liabilities, minority interests and stockholders’ equity	¥1,990,315	¥1,976,746

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30, 2008	Three months ended September 30, 2008
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥658,717	¥326,959
Cost of sales	473,285	234,337

Gross profit	185,432	92,622
Selling, general and administrative expenses (Notes 10 and 11)	123,203	58,355

Profit from operations	62,229	34,267

Other income (expenses):
Interest and dividend income	8,271	2,361
Interest expense	(406)	(199)
Foreign currency transaction losses, net (Note 7)	(125)	(1,447)
Equity in earnings of affiliates and unconsolidated subsidiaries	3,558	2,073
Other, net	481	48

Total other income	11,779	2,836

Income before income taxes and minority interests	74,008	37,103
Income taxes	26,141	12,395

Income before minority interests	47,867	24,708
Minority interests	(2,618)	(1,421)

Net income	¥45,249	¥23,287

Earnings per share (Note 13):
Net income:
Basic	¥238.63	¥122.73
Diluted	¥238.52	¥122.70
Weighted average number of shares of common stock outstanding:
Basic	189,621	189,740
Diluted	189,706	189,790

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

Six months ended September 30, 2008
(Yen in millions)
Cash flows from operating activities:
Net income	¥45,249
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47,934
Provision for doubtful accounts	745
Write-down of inventories	2,772
Minority interests	2,618
Equity in earnings of affiliates and unconsolidated subsidiaries	(3,558)
Gains on sales of property, plant and equipment, net	(10,241)
Foreign currency adjustments	(728)
Change in assets and liabilities:
Decrease in receivables	41,035
Increase in inventories	(5,628)
Increase in other current assets	(4,024)
Decrease in notes and accounts payable	(41,605)
Decrease in accrued income taxes	(8,021)
Decrease in other current liabilities	(436)
Decrease in other non-current liabilities	(820)
Other, net	2,188

Net cash provided by operating activities	67,480

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(11,696)
Payments for purchases of held-to-maturity securities	(13,666)
Proceeds from sales of available-for-sale securities	13,632
Proceeds from maturities of held-to-maturity securities	11,536
Acquisitions of businesses, net of cash acquired (Notes 3 and 14)	(38,693)
Payments for purchases of property, plant and equipment	(46,147)
Payments for purchases of intangible assets	(4,933)
Proceeds from sales of property, plant and equipment	11,553
Acquisition of certificate of deposits and time deposits	(187,304)
Withdrawal of certificate of deposits and time deposits	99,359
Other, net	(926)

Net cash used in investing activities	(167,285)

Cash flows from financing activities:
Decrease in short-term debt, net	(1,176)
Payments of long-term debt	(2,212)
Dividends paid	(12,194)
Payments for purchase of treasury stock	(155)
Proceeds from reissuance of treasury stock	2,995
Other, net	(1,076)

Net cash used in financing activities	(13,818)

Effect of exchange rate changes on cash and cash equivalents	1,863

Net decrease in cash and cash equivalents	(111,760)
Cash and cash equivalents at beginning of period	447,586

Cash and cash equivalents at end of period	¥335,826

The accompanying notes are an integral part of these statements.

<NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS>

1. Accounting Principles, Procedures and Financial Statements’ Presentation

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR), in accordance with the Securities Exchange Act of 1933, with the United States Securities and Exchange Commission (SEC) and made a registration of its common stock and ADR there. In accordance with the mentioned act, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in February 1980, and listed its ADR on the New York Stock Exchange in May 1980.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under the section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, however, certain footnotes required by accounting principles generally accepted in the United States of America are omitted. The following are accounting principles and regulations with which Kyocera Corporation is required to comply: Regulations for filing and reporting to the SEC (Regulation S-X, Accounting Series Releases, Staff Accounting Bulletins, etc.), Statements of Financial Accounting Standards Board (SFAS), Accounting Principles Board (APB) Opinions and Accounting Research Bulletin (ARB), among others.

The following paragraphs identify the significant differences between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue Recognition

Kyocera Corporation and its consolidated subsidiaries (Kyocera) adopt Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements.”

(2) Foreign Currency Translation and Forward Exchange Contracts

Assets and liabilities denominated in foreign currencies and financial statements of foreign subsidiaries are translated based on SFAS No. 52 “Foreign Currency Translation.” Forward exchange contracts are accounted for by SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS No. 133.”

(3) Benefit Plans

Kyocera applies SFAS No. 87 “Employer’s Accounting for Pensions” and SFAS No.158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans.”

(4) Minority Interests

Minority interests are presented as a separate category between liabilities and stockholders’ equity in the consolidated balance sheets.

(5) Comprehensive Income

Kyocera applies SFAS No. 130 “Reporting Comprehensive Income”, which defines comprehensive income as the change in equity except for capital transaction and it consists of net income and other comprehensive income. Other comprehensive income includes foreign currency translation adjustments, pension adjustments, net unrealized gains (losses) on securities and on derivative financial instruments.

(6) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from the additional paid-in capital.

(7) Business Combinations

Kyocera adopts SFAS No. 141 “Business Combinations.”

(8) Goodwill and Other Intangible Assets

Kyocera adopts SFAS No. 142 “Goodwill and Other Intangible Assets.”

(9) Derivative Financial Instruments

Kyocera adopts SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS No. 133.”

(10) Lease Accounting

Kyocera adopts SFAS No. 13 “Accounting for Leases.”

(11) Unused Compensated Absence

Kyocera adopts SFAS No. 43 “Accounting for Compensated Absence.”

(12) Uncertainty in Income Taxes

Kyocera adopts FIN No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB statement No. 109.”

2. Summary of Accounting Policies

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is the primary beneficiary under Financial Accounting Standard Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for under the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and results of operations.

	(Number of companies)	(Major companies)
Consolidated subsidiaries:	174	Kyocera Mita Corporation
		AVX Corporation
		Kyocera International Inc.

Affiliates and unconsolidated subsidiaries:	11	Willcom, Inc.

(2) Revenue Recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped or delivered to customers in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. Most of these conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty based on its historical repair experience.

(3) Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowances for Doubtful Accounts

Kyocera maintains allowances for doubtful accounts related to trade note receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts are included in other assets at September 30, 2008 and at March 31, 2008 were ¥2,506 million and ¥1,962 million, respectively.

(6) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 66% of finished goods and work in process as well as approximately 52% and 55% of raw material and supplies at September 30, 2008 and March 31, 2008, respectively. The first-in, first-out method is applied to the other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Certain investments in debt and equity securities are accounted for under SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost.

Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

(8) Property, Plant and Equipment and Depreciation

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized. When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and Other Intangible Assets

Kyocera has adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” This requires that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Patent rights	2 to 10 years
Software	2 to 7 years
Customer relationships	4 to 18 years

(10) Impairment of long-lived assets

Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment periodically. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(11) Derivative Financial Instruments

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts and interest rate swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of SFAS No. 133.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and interest rate swaps as cash flow hedges under SFAS No. 133. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

(12) Stock-Based Compensation

Kyocera adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payment” and recognized the cost resulting from share-based payment transactions in financial statements by adopting fair-value based measurement method in accordance with SFAS No. 123R. Under the modified prospective method of adoption for SFAS No. 123R, Kyocera recognized compensation cost which includes: (a) compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and (b) compensation cost for all stock options granted or modified subsequent to April 1, 2006.

(13) Earnings and Cash Dividends per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all stock options were exercised and resulted in the issuance of common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the period in which they are paid.

(14) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(15) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. However, actual results could differ from those estimates.

(16) Recently Adopted Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements related to financial assets and financial liabilities were effective beginning April 1, 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities has no material impact on Kyocera’s consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” SFAS No. 158 requires an employer to measure the funded status of a benefit plan as of the date of its fiscal year-end statement of financial position for the years ending after December 15, 2008. Kyocera adopted this measurement date provision in the year ending March 31, 2009 and started to measure the funded status of its benefit plans at the date of its fiscal year-end statement of financial position. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at April 1, 2008 decreased by ¥522 million and ¥418 million, respectively.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” SFAS No.159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No.159 is effective beginning after April 1, 2008. The adoption of SFAS No. 159 has no material impact on Kyocera’s consolidated results of operations or financial position.

(17) Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (SFAS No. 141R), “Business Combinations”, which requires assets, liabilities and noncontrolling interests be measured at fair value. Under SFAS No. 141R, transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of the acquired business. In addition, any tax adjustment made after the measurement period impacts income tax expenses. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008. Kyocera will assess the impact of SFAS No. 141R on any future acquisition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement an Amendment of Accounting Research Bulletin No. 51”. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Kyocera is currently evaluating the impact that SFAS No. 160 will have on Kyocera’s consolidated results of operations and financial position.

In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (FSP 157-1) and FSP 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities. Kyocera is currently evaluating the impact that SFAS No. 157 will have on Kyocera’s consolidated results of operations and financial position when it is applied to non-financial assets and non-financial liabilities beginning after April 1, 2009.

In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS No.157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No.157. The adoption of FSP 157-3 did not have a significant impact on Kyocera’s consolidated financial statements or the fair values of Kyocera’s financial assets and liabilities.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative instruments and Hedging Activities an Amendment of FASB Statement No. 133”. SFAS No. 161 requires enhanced disclosures regarding an entity’s derivative and hedging activities to provide adequate information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective beginning after November 15, 2008. As SFAS No. 161 does not impact the measurement or recognition of derivative instruments, the adoption of the SFAS No. 161 will not have any impact on Kyocera’s financial position, financial performance and cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States of America. The sources of accounting principles that are generally accepted are categorized in descending order as follows:

a)	FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB

b)	FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position

c)	AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF) and the Topics discussed in Appendix D of EITF Abstracts (EITF D-Topics) and

d)	Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB and practices that are widely recognized and prevalent either generally or in the industry

The adoption of SFAS No. 162 is not expected to have any impact on Kyocera’s financial position, financial performance and cash flows.

3. Business Combination

On April 1, 2008, Kyocera acquired the mobile phone related business and its related assets and liabilities from SANYO Electronics Co., Ltd. (SANYO) through corporate split. The results of operations of the acquired business was included into Kyocera’s consolidated financial statement since the acquisition date and for the segment reporting, it is reported in the Telecommunications Equipment Group. The acquired business consists of the development, manufacturing and sales of mobile phones, PHS and wireless communication systems in Japan and overseas. The acquired business has sales offices and research and development facilities in Japan, sales locations in North America and a manufacturing facility in Malaysia. Kyocera pursues synergies between distribution channels in North America, development activities and design technologies of the acquired business and its existing management resources.

Kyocera has used the purchase method of accounting to record assets acquired and liabilities assumed in accordance with SFAS No. 141, “Business Combinations.”

The related assets and liabilities were recorded based upon their estimated fair values at the date of acquisition with the excess being allocated to goodwill as shown in the following table.

As the closing adjustments of the acquisition costs based on the final agreement were completed during the three months ended September 30, 2008, the purchase price and goodwill in the following table increased by ¥3,536 million, respectively, compared with those described in the quarterly financial statement included in the Form 6-K submitted on August 22, 2008.

Current liabilities in the following table include an amount of payables as of the purchase date that were not individually stated within the purchase agreement which were collectively assumed from SANYO. As such these payables have been included in the allocation of purchase price.

April 1, 2008
(Yen in millions)
Current assets	¥45,922
Non-current assets	31,275

Total assets	77,197

Current liabilities	46,951
Non-current liabilities	3,537

Total liabilities	50,488

Total identified assets and liabilities	26,709

Purchase price	44,484

Goodwill	¥17,775

In addition, after October 1, 2008, Kyocera has completed an acquisition of a manufacturing subsidiary in China with respect to the above acquisitions of businesses. Accordingly, the purchase price of entire acquired business and the allocation of purchase price will be adjusted.

On April 30, 2008, Kyocera Mita Corporation acquired the development operations related to digital multi-function devices for printers and copy machines from Peerless System Corp.

On May 30, 2008, Kyocera Mita America, Inc., a subsidiary of Kyocera Mita Corporation, acquired all operations and related assets of Internetworking Innovations, Inc., a sales company of information equipment, and on July 1, 2008, it acquired all operations and related assets of Velocity Imaging Products, Inc. Kyocera Mita America, Inc. integrated these two companies as Imaging Technologies, LLC.

On June 30, 2008, Kyocera Industrial Ceramics Corporation acquired all of the outstanding capital stock of On Time Machining Company, a manufacturing and sales company of cutting tools.

Impacts of these acquisitions on Kyocera’s consolidated results of operations and financial position were not material.

4. Investment in Debt and Equity Securities

Investments in debt and equity securities as of September 30, 2008 and March 31, 2008, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	September 30, 2008				March 31, 2008
	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses	Cost*	Aggregate fair value	Gross unrealized gains	Gross unrealized losses
	(Yen in millions)
Available-for-sale securities:
Corporate debt securities	¥7,218	¥6,877	¥56	¥397	¥9,205	¥8,971	¥46	¥280
Other debt securities	5,980	5,693	4	291	5,538	5,377	2	163
Equity securities	275,452	370,140	98,615	3,927	275,984	386,162	113,327	3,149

Total available-for-sale Securities	288,650	382,710	98,675	4,615	290,727	400,510	113,375	3,592

Held-to-maturity securities:
Other debt securities	18,620	18,562	—	58	15,904	15,989	85	—

Total held-to-maturity Securities	18,620	18,562	—	58	15,904	15,989	85	—

Total investments in debt and equity securities	¥307,270	¥401,272	¥98,675	¥4,673	¥306,631	¥416,499	¥113,460	¥3,592

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sales securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

5. Inventories

Inventories at September 30, 2008 and March 31, 2008 are as follows:

	September 30, 2008	March 31, 2008
	(Yen in millions)
Finished goods	¥108,771	¥101,353
Work in process	46,227	42,444
Raw materials and supplies	62,257	61,415

	¥217,255	¥205,212

6. Assets Pledged as Collateral and Liabilities with Assets Pledged

At September 30, 2008 and March 31, 2008 Kyocera had a current portion of long term debt of ¥516 million and ¥691 million, respectively, and a non-current portion of long term debt of ¥1,718 million and ¥1,894 million, respectively, which had assets pledged as collateral.

The value of the property and equipment, net of accumulated depreciation that was pledged as collateral at September 30, 2008 and March 31, 2008 was ¥5,013 million and ¥5,145 million, respectively.

7. Derivative Financial Instruments and Hedging Activities

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 60% of Kyocera’s revenue is generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but are not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that may use derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. During the six months ended September 30, 2008, Kyocera recorded ¥102 million of foreign currency transaction gains, net in the consolidated statements of income, which was charged from deferred net gains in accumulated other comprehensive income. During the three months ended September 30, 2008, Kyocera recorded ¥92 million of foreign currency transaction losses, net in the consolidated statements of income, which was charged from deferred net losses in accumulated other comprehensive income.

Kyocera also uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera recognized deferred net losses of ¥51 million and deferred net gains of ¥196 million in accumulated other comprehensive income at September 30, 2008 and at March 31, 2008, respectively.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and Pound Sterling (STG). Kyocera purchases foreign currency forward contracts with terms normally lasting less than four months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign currency-denominated trade receivable and payable are recorded as foreign currency transaction gains (losses), net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	September 30, 2008	March 31, 2008
	(Yen in millions)
Foreign currency forward contracts to sell	¥128,373	¥123,560
Foreign currency forward contracts to purchase	18,075	11,321
Currency swaps	383	417

8. Commitments and Contingencies

As of September 30, 2008, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥15,692 million due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases at September 30, 2008 are as follows:

(Yen in millions)
Due within 1 year	¥6,017
Due after 1 year within 2 years	4,044
Due after 2 years within 3 years	2,447
Due after 3 years within 4 years	1,261
Due after 4 years within 5 years	870
Thereafter	1,363

¥16,002

Kyocera has entered into purchase agreements for a certain portion of anticipated quantity of materials used in its operations. Under those agreements, during the six months ended September 30, 2008 and during the three months ended September 30, 2008, Kyocera purchased ¥4,113 million and ¥2,090 million, respectively and is obligated to purchase ¥160,955 million in total by the end of December 2019.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At September 30, 2008, the total amount of these guarantees was ¥841 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX Corporation (AVX), a subsidiary in the U.S., has been named as a potentially responsible party (PRP) in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposal and operating sites. AVX continues to monitor these actions and proceedings and to vigorously defend its interests. AVX currently has reserves for current remediation, compliance and legal cost related to these matters.

In July 2007, AVX received oral notification from the Environmental Protection Agency (EPA), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. The EPA has indicated that remediation costs through December 6, 2007 (which remediation is ongoing) are approximately ¥33,124 million. AVX has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether or to what extent other parties may bear responsibility for these costs.

On April 1, 2008, the U.S. Department of Justice indicated that the future work to be performed at the harbor is expected to exceed hundreds of millions of dollars under current estimates. AVX met with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts most recently in June 2008, and toured the harbor area in July 2008. At those meetings, the EPA described the ongoing remediation activity, and potential changes to such remediation. The EPA indicated that the timing and ultimate cost of the remediation depends on the level of annual funding available, and the effectiveness of various remediation methods. AVX anticipates further discussions with the U.S. Department of Justice, the EPA and the Commonwealth of Massachusetts.

The potential impact of this matter on Kyocera’s financial position, results of operations and cash flows cannot be determined at this time.

Kyocera is subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimated. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

9. Stockholder’s Equity

As of September 30, 2008, Kyocera issued 191,309 thousand shares of common stock and held 1,523 thousand shares of treasury stock.

As of September 30, 2008, Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting amounted to ¥ (3,703 million) and was included in its consolidated retained earnings.

Based on the resolution for the payment of year-end dividends at the general meeting of shareholders held on June 26, 2008, Kyocera paid cash dividends totaling ¥11,367 million, ¥60 per share of common stock on June 27, 2008 to stockholders of record on March 31, 2008.

Based on the resolution for the payment of interim dividends at the board directors held on October 30, 2008, Kyocera plans to pay cash dividends totaling ¥11,387 million, ¥60 per share of common stock on December 5, 2008 to stockholders of record on September 30, 2008.

Changes in accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustments	Pension Adjustments	Net Unrealized Gains on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
	(Yen in millions)
Balance at March 31, 2008	¥(33,794)	¥12,865	¥64,799	¥196	¥44,066
Adjustment for initially applying SFAS No.158, net of taxes	—	(418)	—	—	(418)
Net change for the six months ended September 30, 2008	2,303	(950)	(9,309)	(247)	(8,203)

Balance at September 30, 2008	¥(31,491)	¥11,497	¥55,490	¥(51)	¥35,445

10. Impairment of Long-Lived Assets

During the three months ended September 30, 2008, pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Kyocera recognized ¥2,309 million of an impairment loss on long-lived assets which were used for a production of Organic Light-Emitting Diode (OLED) Displays in the Electronic Device Group and included such loss in selling, general and administrative expenses.

Since qualities and characteristics of OLED Displays requested by the users heightened recently and Kyocera changed the target of production in which they are used, Kyocera transferred such business from a manufacturing department to a research and development department. In accordance with this transfer, Kyocera reviewed a future plan of OLED Displays business, and recorded an impairment loss as a result that the fair value, using its future discounted cash flow, will not cover the carrying value of those long-lived assets.

11. Supplemental Expense Information

Supplemental expense information is as follows:

	Six months ended September 30, 2008	Three months ended September 30, 2008
	(Yen in millions)
Research and development expenses	¥35,362	¥18,448
Advertising expenses	4,690	2,456
Shipping and handling cost included in selling, general and administrative expenses	9,353	4,801

During the three months ended September 30, 2008 and the six months ended September 30, 2008, Kyocera recorded ¥10,557 million of gains on sales of certain properties which were located in Japan and overseas. Such gains were included as deductions of selling, general and administrative expenses.

12. Segment Reporting

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Information & Telecommunication Components

Sapphire Substrates

Components for Semiconductor Processing Equipment

Components for LCD Manufacturing Equipment

Automotive Components

General Industrial Ceramic Components

(Semiconductor Parts Group)

Crystal and SAW Devises

CCD / CMOS Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools

Micro Drills

Medical and Dental Implants

Jewelry and Application Products

(Electronic Device Group)

Ceramic Capacitors

Tantalum Capacitors

Timing Devices [Temperature Compensated Crystal Oscillators (TCXOs), Crystal Units, Ceramic Resonators]

Surface Acoustic Wave (SAW) filters

RF Modules

Connectors

Thermal Printheads

Inkjet Printheads

Amorphous Silicon Photoreceptor Drums

Liquid Crystal Displays

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) Related Products [PHS Mobile Phone Handsets, PHS Base Stations]

Wireless Broadband Systems such as iBurst™

(Information Equipment Group)

ECOSYS Printer

Copying Machines

Multifunction Peripheral

(Others)

Telecommunication Engineering Business

Information and Communication Technology Business

Data Center Business

Management Consulting Business

Chemical Materials for Electronic Components

Electrical Insulators

Molded Products

Hotel Business

Commencing the three months ended June 30, 2008, the mobile phone related business acquired from SANYO has been reported in “Telecommunications Equipment Group.”

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes and minority interest.

Kyocera’s sales to KDDI Corporation Group, which was mainly recorded at the Telecommunications Equipment Group, for the three months ended September 30, 2008 and for the six months six months ended September 30, 2008 was ¥36,016 million and ¥81,878 million, and comprised of 11.0% and 12.4% to consolidated net sales, respectively.

Information by reporting segments for the three months ended September 30, 2008 and for the six months ended September 30, 2008 is summarized as follows:

Reporting Segments

	Three months ended September 30, 2008	Six months ended September 30, 2008
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥18,569	¥37,345
Semiconductor Parts Group	41,105	82,272
Applied Ceramic Products Group	45,090	86,253
Electronic Device Group	70,304	138,018
Telecommunications Equipment Group	59,423	135,418
Information Equipment Group	64,623	125,737
Others	34,128	66,306
Adjustments and eliminations	(6,283)	(12,632)

	¥326,959	¥658,717

Operating profit:
Fine Ceramic Parts Group	¥1,086	¥2,886
Semiconductor Parts Group	4,527	10,725
Applied Ceramic Products Group	11,421	20,728
Electronic Device Group	804	6,033
Telecommunications Equipment Group	(3,524)	(2,373)
Information Equipment Group	5,312	12,199
Others	13,326	13,869

	32,952	64,067
Corporate	2,054	6,235
Equity in earnings of affiliates and unconsolidated subsidiaries	2,073	3,558
Adjustments and eliminations	24	148

Income before income taxes and minority interests	¥37,103	¥74,008

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,966	¥3,796
Semiconductor Parts Group	3,798	6,897
Applied Ceramic Products Group	2,615	4,894
Electronic Device Group	6,506	12,332
Telecommunications Equipment Group	4,497	9,014
Information Equipment Group	3,421	6,399
Others	1,497	3,250
Corporate	666	1,352

	¥24,966	¥47,934

Capital expenditures:
Fine Ceramic Parts Group	¥1,282	¥2,553
Semiconductor Parts Group	2,035	4,177
Applied Ceramic Products Group	3,504	5,816
Electronic Device Group	4,392	10,319
Telecommunications Equipment Group	846	2,078
Information Equipment Group	6,313	8,077
Others	509	1,719
Corporate	132	2,241

	¥19,013	¥36,980

Geographic segments

	Three months ended September 30, 2008	Six months ended September 30, 2008
	(Yen in millions)
Japan	¥129,333	¥269,168
Europe	61,132	118,078
United States of America	56,225	117,174
Asia	58,657	111,834
Others	21,612	42,463

Net sales	¥326,959	¥658,717

In “Europe” “Asia”, and “Others,” there are no individual countries in which sales were a material portion of Kyocera’s net sales.

Geographic Segments (Sales and Operating Profit by Geographic area)

	Three months ended September 30, 2008	Six months ended September 30, 2008
	(Yen in millions)
Net sales:
Japan	¥136,750	¥283,589
Intra-group sales and transfer between geographic areas	111,068	218,708

	247,818	502,297

Europe	63,196	122,509
Intra-group sales and transfer between geographic areas	8,058	16,348

	71,254	138,857

United States of America	68,628	141,660
Intra-group sales and transfer between geographic areas	7,053	14,826

	75,681	156,486

Asia	51,595	98,032
Intra-group sales and transfer between geographic areas	59,346	119,132

	110,941	217,164

Others	6,790	12,927
Intra-group sales and transfer between geographic areas	3,647	7,149

	10,437	20,076

Adjustments and eliminations	(189,172)	(376,163)

	¥326,959	¥658,717

	Three months ended September 30, 2008	Six months ended September 30, 2008
	(Yen in millions)
Operating profit:
Japan	¥15,211	¥39,292
Europe	2,171	4,373
United States of America	55	2,362
Asia	14,316	18,700
Others	138	635

	31,891	65,362
Adjustments and eliminations	1,085	(1,147)

	32,976	64,215
Corporate	2,054	6,235
Equity in earnings of affiliates and unconsolidated subsidiaries	2,073	3,558

Income before income taxes and minority interests	¥37,103	¥74,008

13. Per Share Information

(1) Stockholders’ equity per share

Kyocera’s stockholders’ equity per share at September 30, 2008 and at March 31, 2008 was ¥7,792.14 and ¥7,659.72, respectively. Number of shares, which were used for the calculation of stockholders’ equity per share, at September 30, 2008 and at March 31, 2008, was 189,786 thousand and 189,454 thousand, respectively.

(2) Earnings per Share

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations is as follows:

	Six months ended September 30, 2008	Three months ended September 30, 2008
	(Yen in millions and shares in thousands, except per share amounts)
Net income	¥45,249	¥23,287

Basic earnings per share:
Net income	¥238.63	¥122.73
Diluted earnings per share:
Net income	¥238.52	¥122.70

Basic weighted average number of shares outstanding	189,621	189,740
Dilutive effect of stock options	85	50
Diluted weighted average number of shares outstanding	189,706	189,790

14. Supplemental Cash Flow Information

Supplemental information related to the Consolidated Statement of Cash Flows is as follows:

Six months ended September 30, 2008
(Yen in millions)
Cash paid during the period for:
Interest	¥625
Income taxes	29,246
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	¥1,278
Acquisitions of businesses:
Fair value of assets acquired	¥99,901
Fair value of liabilities assumed	(50,752)
Minority interests in subsidiaries	(42)

Cash acquired	(10,466)

Subtotal	38,641

Additional payment for an acquisition of business in the previous year	52

Total	¥38,693

Reference Information (Unaudited)

1. Production

Production (Sales price)	Three months ended September 30, 2008
	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥18,025	5.8
Semiconductor Parts Group	39,756	12.8
Applied Ceramic Products Group	46,640	15.0
Electronic Device Group	62,973	20.2

Total Components Business	167,394	53.8
Telecommunications Equipment Group	59,839	19.2
Information Equipment Group	59,268	19.1

Total Equipment Business	119,107	38.3
Others	24,388	7.9

Production	¥310,889	100.0

2. Orders

Orders	Three months ended September 30, 2008
	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥18,033	5.7
Semiconductor Parts Group	39,300	12.3
Applied Ceramic Products Group	47,578	14.9
Electronic Device Group	70,338	22.0

Total Components Business	175,249	54.9
Telecommunications Equipment Group	52,246	16.4
Information Equipment Group	64,201	20.1

Total Equipment Business	116,447	36.5
Others	33,051	10.4
Adjustments and eliminations	(5,809)	(1.8)

Orders	¥318,938	100.0

Quarterly Review Report of Independent Auditors

November 13, 2008

To the Board of Directors

Kyocera Corporation

Kyoto Audit Corporation

Hirokaze Hanai, Partner and CPA

Keiichiro Kagi, Partner and CPA

We have reviewed the accompanying quarterly consolidated financial statements, namely the quarterly consolidated balance sheet at September 30, 2008, quarterly consolidated statement of income and quarterly consolidated statement of cash flow of Kyocera Corporation and its consolidated subsidiaries for the three-month period then ended (from July 1, 2008 to September 30, 2008) and the six-month period then ended (from April 1, 2008 to September 30, 2008) of the fiscal year from April 1, 2008 to March 31, 2009, included in “Accounting Information” section, to provide our opinion in accordance with the section 193-2, Article 1 of the Financial Instruments and Exchange Law of Japan. The quarterly consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the quarterly consolidated financial statements based on our review.

We conducted our review in accordance with Quarterly Review Standards generally accepted in Japan. A review consists principally of making inquiries of management and persons responsible for finance and accounting matters, applying analytical procedures applied to financial data and certain additional review procedures. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards.

Based on our quarterly review, we are not aware of any material modifications that should be made to the financial position of Kyocera Corporation and its consolidated subsidiaries as of September 30, 2008 and their result of operation and their cash flow for the three-month period then ended (from April 1, 2008 to June 30, 2008) and the six-month period then ended (from April 1, 2008 to September 30, 2008) of the fiscal year from April 1, 2008 to March 31, 2009 of quarterly consolidated financial statements referred to above in order for them to be in conformity with accounting principles generally accepted in the United States of America (refer to note 1 of the quarterly consolidated financial statements).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.